Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of ING Risk Managed Natural Resources Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Funds with ING Investments prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments and ING IM with respect to certain Funds prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 3) elect 5 nominees to the Board of Trustees of ING Risk Managed Natural Resources Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	1	9,352,281.098	487,723.251	370,510.350	2,824,302.868	13,034,817.567
	2	9,330,614.786	529,379.992	350,519.921	2,824,302.868	13,034,817.567
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	3	12,418,917.290	615,900.277	0.000	0.000	13,034,817.567
Patricia W. Chadwick	3	12,379,352.388	655,465.179	0.000	0.000	13,034,817.567
Albert E. DePrince, Jr.	3	12,417,928.290	616,889.277	0.000	0.000	13,034,817.567
Martin J. Gavin	3	12,435,193.550	599,624.017	0.000	0.000	13,034,817.567
Sheryl K. Pressler	3	12,373,153.180	661,664.387	0.000	0.000	13,034,817.567

The proposals passed.